UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                       LAKELAND FINANCIAL CORPORATION
                       ------------------------------
                              (Name of Issuer)


                               COMMON SHARES
                       ------------------------------
                       (Title of Class of Securities)


                                 511656100
                       ------------------------------
                               (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).










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
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                            CUSIP NO. 511656100
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(1)  Names of reporting persons....... | LAKE CITY BANK as Trustee of the
     S.S. or I.R.S. Identification Nos.| Lakeland Financial Corporation
     of above persons.                 | 401(k) Plan
                                       | Federal I.D. #35-0458180
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(2)  Check the appropriate box if a    | (a) Not applicable
     member of a group.                | ----------------------------------
                                       | (b) Not applicable
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(3)  SEC use only .................... |
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(4)  Citizenship or place of           | Indiana
     organization.                     |
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Number of shares beneficially owned    |
by each reporting person with:         |
     (5) Sole voting power ..........  |      0
                                       | ----------------------------------
     (6) Shared voting power ........  |      144,836 shares
                                       | ----------------------------------
     (7) Sole dispositive power .....  |        3,385 shares
                                       | ----------------------------------
     (8) Shared dispositive power ...  |      141,451 shares
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(9)  Aggregate amount beneficially     |
     owned by each reporting person.   |      144,836 shares
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(10) Check if the aggregate amount in  |
     Row (9) excludes certain shares   |
     (see instructions).               | Not applicable
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(11) Percent of class represented by   |
     amount in Row (9).                | 10.1%
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(12) Type of reporting person (see     |
     instructions).                    | EP
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Page 1 of 1 Pages
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
Item 1.
     Name of Issuer:     Lakeland Financial Corporation
                         202 E. Center Street
                         P.O. Box 1387
                         Warsaw, IN 46580


Item 2.
     Name of Person Filing:   Lake City Bank as Trustee of the Lakeland
                              Financial Corporation
                              401(k) Plan
                              202 E. Center St.
                              P.O. Box 1387
                              Warsaw, IN 46580

     Citizenship:   Indiana Financial Institution

     Title of Class of Securities: Common Stock

     CUSIP Number:  511656100


Item 3.
     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  [ ]  Broker or Dealer registered under Section 15 of the Act

(b)  [ ]  Bank as defined in Section 3(a)(6) of the Act

(c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act

(d) [ ] Investment Company registered under Section 8 of the Investment Company Act

(e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)





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
(g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


Item 4.   Ownership

     Amount Beneficially Owned:    144,836 shares

     Percent of Class:   10.1%

     Number of shares as to which such person has:
        (I)    sole power to vote or to direct the vote: 0 shares
        (ii)   shared power to vote or to direct the vote: 144,836 shares
        (iii)  sole power to dispose or to direct the disposition of:
               3,385 shares
        (iv)   shared power to dispose or to direct the disposition of:
               141,451 shares


Item 5.   Ownership of Five Percent or Less of a Class

     Not Applicable


Item 6.   Ownership of More than Five Percent on Behalf of Another Person

     Employees of Lakeland Financial Corporation and Lake City Bank, as participants, have the right to direct the receipt of dividends and the proceeds from the sale of the securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable


Item 8.   Identification and Classification of Members of the Group

     Not Applicable





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
Item 9.   Notice of Dissolution of Group

     Not Applicable


Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    December 7, 1995
                                    ---------------------------------------
                                                   Date


                                   Bradley C. Brail
                                   ----------------------------------------
                                                  Signature

                                   Bradley C. Brail,
                                   Senior Vice President and Trust Officer
                                   ----------------------------------------
                                                 Name/Title











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